

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Carey Hendrickson
Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

> **Re: U.S. Physical Therapy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-11151**

Dear Mr. Hendrickson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Binstein